UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-38877

Yunji Inc.

15/F, South Building, Hipark Phase 2, Xiaoshan District

Hangzhou 310000, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation of Directors

Mr. Huan Hao and Mr. Qingrong Kong have resigned from their positions as directors on the board of directors of Yunji Inc. (the “Company”), effective December 3, 2020. Mr. Hao will remain as the chief technology officer of the Company. The resignations of Mr. Hao and Mr. Kong were not due to any disagreement with the Company regarding its business, finance, accounting and/or any other affairs. Following their resignations, the board of directors of the Company is now comprised of five members, with the majority of the members being independent directors on the board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yunji Inc.

By :	/s/ Chen Chen
Name :	Chen Chen
Title :	Chief Financial Officer

Date: December 14, 2020